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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 6)*


                           McClatchy Newspapers, Inc.
                   -----------------------------------------
                                (Name of Issuer)


                              Class A Common Stock
                   -----------------------------------------
                         (Title of Class of Securities)


                                  579489-10-5
                   -----------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              PAGE 1 OF 5 PAGES

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CUSIP No.  579489-10-5                     13G                PAGE 2 OF 5 PAGES
           -----------

  1    NAME OF REPORTING PERSON
       SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

          Brown McClatchy Maloney
          ###-##-####

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          Not Applicable.                                (a)  [  ]
                                                         (b)  [  ]
  3    SEC USE ONLY

  4    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

               5   SOLE VOTING POWER

   NUMBER OF            At December 31, 1994:  2,984,600
    SHARES
 BENEFICIALLY  6   SHARED VOTING POWER
   OWNED BY
     EACH               -0-
   REPORTING
    PERSON     7   SOLE DISPOSITIVE POWER
     WITH
                   At December 31, 1994:  2,984,600

               8   SHARED DISPOSITIVE POWER

                        -0-

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,984,600

 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          31.1%

 12    TYPE OF REPORTING PERSON

          IN





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CUSIP No.  579489-10-5                     13G                 PAGE 3 OF 5 PAGES
           -----------

Item 1(a).  Name of Issuer

            McClatchy Newspapers, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices

            2100 "Q" Street
            Sacramento, CA 95816


Item 2(a).  Name of Person Filing

            Brown McClatchy Maloney


Item 2(b).  Address of Principal Business Office or, if none, Residence

            P.O. Box 1401
            Port Angeles, WA 98362


Item 2(c).  Citizenship

            United States


Item 2(d).  Title of Class of Securities

            Class A Common Stock


Item 2(e).  CUSIP Number

            579489-10-5


Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                (a) [ ] Broker or Dealer registered under Section 15 of the Act;

                (b) [ ] Bank as defined in section 3(a)(6) of the Act;

                (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act;





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CUSIP No.  579489-10-5                     13G                 PAGE 4 OF 5 PAGES
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                (d) [ ] Investment Company registered under section 8 of the
          Investment Company Act;

                (e) [ ] Investment Adviser registered under section 203 of the Investment Company Act of 1940;

                (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F);

                (g) [ ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7); or

                (h) [ ] Group, in accordance with Section
          240.13d-1(b)(1)(ii)(H).


Item 4.   Ownership

                (a) Amount Beneficially Owned:    2,984,600
                                              ------------------
                (b) Percent of Class:    31.1%
                                     ---------------------------
                (c) Number of shares as to which such person has:

                    (i) sole power to vote or to direct the vote
                        2,984,600
                        ----------------------------------------
                   (ii) shared power to vote or to direct the vote
                        -0-
                        ----------------------------------------
                  (iii) sole power to dispose or to direct the disposition of
                        2,984,600
                        ----------------------------------------
                   (iv) shared power to dispose or to direct the disposition of
                        -0-
                        ----------------------------------------


Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Eighty three thousand two hundred (83,200) of the shares which are the subject of this Schedule 13G are





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CUSIP No.  579489-10-5                     13G                 PAGE 5 OF 5 PAGES
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           beneficially owned pursuant to the provisions of four trusts over which Brown McClatchy Maloney has sole voting and dispositive power. The filing of this Schedule 13G shall not be construed as an admission that Brown McClatchy Maloney is, for the purposes of section 13(d) or 13(g) of the Act, the beneficial owner of such shares.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Not Applicable.


Item 8.   Identification and Classification of Members of the Group

          Not Applicable.


Item 9.   Notice of Dissolution of Group

          Not Applicable.


Item 10.  Certification

          Not Applicable.


Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               February 14, 1995
                      ------------------------------------
                                     Date


                      /s/ Brown McClatchy Maloney
                      ------------------------------------
                          Brown McClatchy Maloney